UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):      [ ] Form 10-K     [ ] Form 20-F  [ ] Form 11-K    [X]Form 10-Q
                  [ ] Form N-SAR

                  For Period Ended:   June 30, 2005
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  ------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

ENDAVO MEDIA AND COMMUNICATIONS, INC.
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Full Name of Registrant

CERISTAR, INC.
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Former Name if Applicable

50 WEST BROADWAY, SUITE 400
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Address of Principal Executive Office (Street and Number)

SALT LAKE CITY, UTAH 84101
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day
     [X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

      The registrant experienced significant management turnover during the past year. The registrant is in the process of preparing and reviewing the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant period could not be completed without incurring undue hardship and expense. Additionally, the Registrant's Chief Executive Officer, needs additional time to ascertain the accuracy and completeness of the information to be included in the Form 10-QSB. The registrant undertakes the responsibility to file such annual report no later than 5 days after its original date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            PAUL D. HAMM                    801                    297-8500
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                 (Name)                 (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      ENDAVO MEDIA AND COMMUNICATIONS, INC
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    August 12, 2005                         By: /s/ Paul D. Hamm
                                                     --------------------------
                                                     Paul D. Hamm
                                                     Chief Executive Officer